130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

July 25, 2016	No. 16-08

Avalon Provides Progress Report on the Separation Rapids Lithium Project, Kenora, Ontario

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to provide a progress report on the Separation Rapids Lithium Project (“Separation Rapids”) 2016 work program, last updated in the Company’s news release dated May 25, 2016. Avalon remains focused on the lithium chemicals process development work, along with environmental studies, a mineral resource update and the engineering work needed to complete a Preliminary Economic Assessment (“PEA”). The PEA, which will be focused on the lithium ion battery materials market opportunity, is expected to be completed before the end of August, 2016. Expenditures on Separation Rapids for the nine month period ended May 31, 2016, totaled $1.4 million out of a budget of $2.0 million to August 31, 2016.

Lithium Hydrometallurgical Process Development Work

Bench-scale hydrometallurgical testwork initiated in May, 2016 to confirm the lithium hydroxide production process conceived for the lithium mineral (petalite) concentrate has essentially been completed. The Company is only awaiting analytical results for the lithium hydroxide product that was successfully produced from the low impurity lithium sulphate solution produced earlier using an established electrolysis process. A final report is expected in the next two weeks following which the data will be incorporated into the PEA.

Further work to optimize the process flowsheet is already underway, including evaluation of a fluidized bed roasting process as an alternative to a rotary kiln which, if successful, will create significant energy savings and improved overall metallurgical performance. Avalon is also in discussions with various laboratories and equipment vendors for conducting further pilot plant operations for both the flotation and hydrometallurgical processes in early 2017. These pilot programs will generate further samples for prospective customers, as well as provide necessary design information for future feasibility study work.

Market studies continue to indicate that lithium ion battery manufacturers are moving toward greater use of lithium hydroxide as the preferred lithium chemical feedstock in the battery chemistries being adopted for electric vehicles. Hardrock lithium deposits such as Separation Rapids are well suited to produce lithium hydroxide directly from the mineral concentrate utilizing a relatively efficient flowsheet that greatly reduces reagent consumption and the volume of waste material requiring disposal. Petalite from Separation Rapids offers the further advantage of being relatively free of impurities needing removal from the final product.

Environmental Studies

Minimizing environmental impacts remains a key objective of the project development model. Chemical analysis of the tailings and waste rock material has largely been completed. This information is being utilized for PEA design and costing of the waste rock dumps, the tailings management facilities and water treatment facility. Both the mill tailings and the mined waste rock are free of acid generating minerals or other materials that may create unwanted environmental impacts. This will reduce the cost of future treatment of waste water discharged from the site.

The sustainable use of the ore body has been improved by recovering by-product minerals such as feldspars, reducing reagent consumption by over 50% and total tailings produced by 17% in the most recent flowsheet. Total energy intensity per tonne of product has decreased by almost 40% and concentrator water use per tonne of product is down by 61% from initial estimates due in part to recycling initiatives. In addition to the environmental benefits, these process improvements will also enhance overall project economics.

Mineral Resource Update

An internal mineral resource estimate has been completed to bring the historic resource into compliance with current resource reporting protocols under NI 43-101. This involved re-defining confidence levels on the resources and re-sampling of drill core to incorporate modern QA/QC protocols into the database. No significant variances historic resource estimates were detected. The updated resource estimate will now be reviewed by independent Qualified Persons for inclusion in the PEA. Diamond drilling to delineate additional lithium resources at depth and along strike is planned for later in 2016 or early 2017.

Preliminary Economic Assessment

Internal work on the PEA is progressing steadily and it is now scheduled for completion sometime before the end of August, 2016. Micon International Inc., Toronto, ON has been retained as the independent consultant to serve as Qualified Person(s) to review and finalize the PEA. Many of the sections have been prepared and completion awaits the receipt of environmental test results and the cost estimates for the hydrometallurgical plant.

Other Project Activities

A desktop study into the feasibility of generating hydro-power near the site using “run-of-river” technology is now being implemented. In addition, Avalon is also exploring the possibility of using locally-generated waste wood products (currently transported long distances for disposal) as a source of feed for a biomass power generator.

The Company will be proceeding with work this summer to upgrade the access road to an all-weather condition. This will facilitate all-season access for heavy equipment needed for future bulk sampling and diamond drilling programs. Local sources of aggregate required for this work have been identified.

The technical information included in this news release has been reviewed and approved by the Company’s Senior Vice President, Metallurgy and Technology Development, Mr. David Marsh, FAusIMM (CP), and Donald S. Bubar, P.Geo. both Qualified Persons under NI 43-101.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. (formerly Avalon Rare Metals Inc.) is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements that the PEA is expected to be completed before the end of August, 2016, that the data [from the final report] will be incorporated into the PEA,that further work, if successful, will create significant energy savings and improved overall metallurgical performance, that pilot programs will generate further samples for prospective customers as well as provide necessary design information for future feasibility study work, that the nature of mill tailings and waste rock will reduce the cost of future treatment of waste water discharged from the site, that process improvements will also enhance overall project economics and that the Company will be proceeding with work this summer to upgrade the access road to an all-weather condition. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.